                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                         Friendly Ice Cream Corporation
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    358497105
                                    ---------
                                 (CUSIP Number)

                                November 29, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-------------------                                            -----------------
CUSIP No. 358497105                   13G                      Page 2 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 None

                     ------ ----------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                            None

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                      -2-

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-------------------                                            -----------------
CUSIP No. 358497105                   13G                      Page 3 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Management Company L.L.C.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None

                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 None

                     ------ ----------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                            None

---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None

---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%

---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           00

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a):          Name of Issuer:
----------          ---------------

                    Friendly Ice Cream Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------

                    1855 Boston Road
                    Wilbraham, Massachusetts  01095

Items 2(a)          Name of Person Filing; Address of Principal
----------          -------------------------------------------
and 2(b):           Business Office:
---------           ----------------

                    This statement is filed by and on behalf of
                    (i) Daniel S. Loeb, in his capacity as the managing member of Third Point Management Company L.L.C. ("TPM") and (ii) TPM. The principal business address of each reporting person is 277 Park Avenue, 27th Floor, New York, New York 10172.

                    The shares of Common Stock, par value $.01, of the Company ("Common Stock") which are the subject of this statement were held directly by the managed accounts for which TPM or Mr. Loeb serve as discretionary investment manager (collectively, the "Managed Accounts").

Item 2(c):          Citizenship:
----------          ------------

                    Mr. Loeb is a United States citizen.
                    TPM is a Delaware limited liability company.

Item 2(d):          Title of Class of Securities:
----------          -----------------------------

                    Common stock, par value $.01 per share.

Item 2(e):          CUSIP Number:
----------          -------------

                    358497105

Item 3:             Not Applicable.
-------

Items 4(a)-(c):     Ownership:
---------------     ----------

                    As of the date of this statement:

                    (i) Mr. Loeb had beneficial ownership of no shares of Common Stock by virtue of his position as the managing member of TPM. Such shares represent 0.0% of the issued and outstanding Common Stock.

                    (ii) TPM had beneficial ownership of no
                    shares of Common Stock by virtue of its
                    position as discretionary investment manager to the Managed Accounts holding such shares of Common Stock. Such shares represent 0.0% of the issued and outstanding Common Stock.

Item 5:             Ownership of Five Percent or Less of a Class:
-------             ---------------------------------------------

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                    If this statement is being filed to report the
                    fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: [X]

Item 6:             Ownership of More than Five Percent on Behalf of
-------             ------------------------------------------------
                    Another Person:
                    ---------------

                    Not Applicable.

Item 7:             Identification and Classification of the
-------             ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    ------------------------------------------

                    Not Applicable.

Item 8:             Identification and Classification of
-------             ------------------------------------
                    Members of the Group:
                    ---------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
-------             -------------------------------

                    Not Applicable.

Item 10:            Certification:
--------            --------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2001


                                        THIRD POINT MANAGEMENT COMPANY L.L.C.

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Daniel S. Loeb
                                            Managing Member


                                            /s/ Daniel S. Loeb
                                        ------------------------------
                                            Daniel S. Loeb